Exhibit D-2


                                  STATE OF NEW YORK
                              PUBLIC SERVICE COMMISSION



          CASE 97-G-0496 -    Petition of National Fuel Gas Distribution
                              Corporation for Authority to Issue and Sell not more than $200,000,000 of Promissory
                              Notes and to assume the costs and benefits of up to $350 million notional amount of derivative instruments.



                         JUL 14         SAPA NO. 97-G-0496SA1
                                        EFFECTIVE DATE OF RULE:
                                        [] DATE OF FILING WITH STATE DEPT.
                                        [X] OTHER: July 9, 1997


               I, JOHN C. CRARY, SECRETARY OF THE NEW YORK STATE PUBLIC SERVICE COMMISSION, HEREBY CERTIFY THAT:


          1. The attached Commission action was duly adopted by a unanimous vote of the Commissioners at a session held in the City of New York on June 25, 1997 pursuant to authority vested in the Commission by the Public Service Law, Section 69.


          2. Prior notice of the proposed Commission action was published in the State Register on April 9, 1997.


          3. Additional prior notice is not required by the Public Service Law or other statutes.





          DATE:     July 9, 1997                      s/John C. Crary
               --------------------               -------------------------
                                                         SECRETARY

                                  STATE OF NEW YORK
                              PUBLIC SERVICE COMMISSION

                                        At a session of the Public Service
                                           Commission held in the City of
                                             New York on June 25, 1997


          COMMISSIONERS PRESENT:

          John F. O'Mara, Chairman
          Eugene W. Zeltmann
          Thomas J. Dunleavy
          Maureen O. Helmer



          CASE 97-G-0496  -   Petition of National Fuel Gas Distribution
                              Corporation for Authority to Issue and Sell not More than $200,000,000 of Promissory
                              Notes and to Assume the Costs and Benefits of up to $350,000,000 Notional Amount of Derivative Instruments.

                              (Issued and Effective July 9, 1997)


                    By petition filed March 7, 1997, National Fuel Gas Distribution Corporation (petitioner) has requested Commission authority to issue and sell not to exceed $200 million of promissory notes and to enter into up to $350 million of derivative transactions. An issue of securities and entering into derivative transactions in the amounts authorized, subject to the conditions imposed in this Order, is reasonably required for the purposes we specify and such purposes are not, in whole or in part, reasonably chargeable to operating expenses or to income.

          The Commission orders:
          ---------------------

                    1. National Fuel Gas Distribution Corporation is authorized to issue and sell, not later than two years from the date of this Order, not to exceed $200 million of promissory notes. The debt shall be issued under and pursuant to the documents attached to the petition in this proceeding. No material supplement to or modification of the said documents shall be executed without the authority of this Commission. The debt shall be dated, bear a rate of interest, mature and be redeemable in the manner specified in the above documents.

                    2. National Fuel Gas Distribution Corporation is authorized to enter into up to $350 million of derivative transactions not later than two years from the date of this Order. The transactions shall be entered into under and pursuant to the documents attached to the petition in this proceeding. No material supplement to or modification of the said documents shall be executed without the approval of this Commission. Approval of these transactions is expressly subject to the understanding that the transactions will be entered into pursuant to the precautions described in the aforementioned documents.

                    3. Petitioner shall not enter into any derivative transactions with a counterparty unless said counterparty has a credit rating at least as high as that of the petitioner, with a minimum rating of Baa by Moody's or the equivalent. All derivative transactions authorized by this Order shall be directly related to the petitioner's outstanding long- or short term debt. In addition, the terms of the transaction shall require that the change in the floating rate portion of the derivative transaction will be exactly equal to the change in the underlying short-term debt index.

                    4. Within ten days after the execution of the documents entered into for the sale of the authorized securities petitioner shall file with this Commission verified copies thereof as executed.

                    5. The proceeds from the sale of the securities authorized by this order shall be deposited in a special fund in a responsible banking institution or institutions. The proceeds shall be applied solely and exclusively toward reimbursement of petitioner's treasury for equivalent moneys expended for capital purposes to December 31, 1996. The reimbursement funds shall be used toward the payment of outstanding short-term debt, maturing senior securities and/or sinking fund requirements on the dates of issuance of the said securities. Any remaining funds are to be used toward expenditures on or after January 1, 1997, for the purposes permitted under Public Service Law Section 69 which shall be over and above the expenditures made for such purposes through funds originating from credits to the accumulated provisions for depreciation, net salvage and accumulated deferred income taxes. Withdrawal of a portion or all of the said reimbursement funds may be made from time to time for other utility purposes during the period ending July l, 1999, or may be invested in short-term marketable securities on condition that such temporary withdrawal, to the extent that the same are not offset by gross additions less funds originating from credits to the accumulated provision for depreciation, net salvage and accumulated deferred income taxes on or after January 1, 1997, are restored to the special fund not later than July l, 1999. The entire proceeds from the issuance of the securities authorized by this Order shall be used for the purposes specified above. In no instance shall any part of the special fund be used to pay accrued interest or dividends on the discharged or refunded obligations.

                    6. Petitioner shall file annually with the Director of the Office of Accounting and Finance or his designee a verified report within 60 days after year end. The report shall also include the date of withdrawal of any of the deposited funds as provided in Clause 4 of this Order, the amount withdrawn, and the purposes for which such withdrawal was made. Petitioner shall provide this Commission with the same information that will be supplied to the Securities and Exchange Commission for any derivative transactions entered into under this Order. In addition, petitioner shall provide information on what the cost and terms of traditional debt would have been had it been issued. If derivative transactions are entered into in order to refinance existing debt, petitioner shall demonstrate the savings achieved.

                    7. In rate proceedings, the loss and reward from entering into derivative transactions shall go only to petitioner's shareholders. Recovery of interest costs for debt related to a derivative transaction shall be calculated using what the rate on traditional debt would have been had the derivative transaction not occurred.

                    8. If, upon examination of the expenditures made from withdrawal from the said special fund, it is determined that any expenditure is not a reasonable and proper capital charge, or has not been duly authorized by the Commission, or is in violation of any Order of the Commission or any provision of law, a sum equal to such expenditure shall, upon Order of the Commission, promptly be placed in the special fund and said sum shall be subject to all of the conditions and restrictions of this Order.

                    9. The total costs and expenses of issuing the securities authorized by this Order, paid or to be paid by petitioner and charged to Account 181 - Unamortized Debt Expense, shall not exceed $1,500,000 unless any additional amount expended is approved as a proper and reasonable cost of issuance by the Director of Accounting and Finance or his designee, and petitioner shall submit a verified report showing in detail all costs and expenses. Upon approval, the petitioner shall make such adjustment of the charges to Account 181 - Unamortized Debt Expense - as determined to be necessary and proper.

                    10. The total costs and expenses of entering into the derivative transactions authorized by this Order, paid or to be paid by petitioner and charged to a sub-account of Account 181 - Unamortized Debt Expense, shall not exceed $500,000 unless any additional amount expended is approved as a proper and reasonable cost of issuance by the Director of Accounting and Finance or his designee, and petitioner shall submit a verified report showing in detail all costs and expenses. Upon approval, the petitioner shall make such adjustment of the charges to the sub-account of Account 181 - Unamortized Debt Expense - as determined to be necessary and proper. This sub-account of Account 181 - Unamortized Debt Expense - shall contain only the costs and expenses related to the derivative transactions entered into by the petitioner.

                    11. The authority granted and the conditions imposed by this Order shall not be construed as passing upon or otherwise approving the accuracy of the books, records and accounts of petitioner.

                    12. The securities authorized by this Order shall not be issued and the derivative transactions authorized by this Order shall not be entered into unless and until there has been filed with this Commission an unconditional acceptance by petitioner agreeing to obey all terms, conditions and requirements of this Order. If such acceptance is not so filed within a period of 30 days from the effective date of this Order, this Order may be revoked by the Commission without further notice.

                                             By the Commission,



          (SIGNED)                           JOHN C. CRARY
                                               Secretary

                                  STATE OF NEW YORK
                             DEPARTMENT OF PUBLIC SERVICE


                                                  June 16, 1997

                                      APPROVED BY THE COMMISSON JUN 25 1997

          TO:       THE COMMISSION

          FROM:     OFFICE OF ACCOUNTING & FINANCE

          SUBJECT: CASE 97-G-0496 - Petition of National Fuel Gas Distribution Corporation for Authority to Issue and Sell not more than $200,000,000 of Promissory Notes and to assume the costs and benefits of up to $350 million notional amount of derivative instruments.

                                      *   *   *

          Summary Discussion
          ------------------

                    By petition dated March 7, 1997, National Fuel Gas Distribution Corporation (Distribution or the Company) requests approval to issue up to $200 million of promissory notes during the 24-month period beginning on the date of the Commission's Order. The notes will be issued to Distribution's parent, National Fuel Gas Company (NFGC or the Parent). NFGC generally finances all of its subsidiaries, capital requirements at the parent level, and passes the funds down to its subsidiaries in exchange for notes payable to the Parent. The effective interest rate on the notes will be the same effective cost the Parent incurs in its financing.

                    The Company also requests authority to enter into derivative transactions for up to $350 million notional amount (the amount used to calculate the cash flows of the transaction; there is no exchange of principal). These transactions would occur as interest rate swaps, caps, collars, and floors, and would also take place during the 24-month period beginning on the date of the Order. Distribution would use these transactions to lower its overall interest expense.

                    The proceeds of the promissory notes will be used by Distribution to finance new construction expenditures, repay short-term debt incurred to finance previous years' construction expenditures, and refinance maturing long-term debt.

                    While the precise terms and expenses of the issue(s) are not known at this time, as in NFGC's last debt financing, we do not propose to use the non-abrogation procedure. The issuance of the securities is being done by the Parent and any concerns about the terms and issuance expenses can be addressed in Distribution's next rate proceeding. The expected interest rate for each issue is a certain spread above the forecasted rate on treasury notes with the same maturity.

          Details of the Proposed Issuance
          --------------------------------

                    The Parent intends to issue up to $500 million of debt, through a competitive bidding process, on a periodic basis as the need for funds arises. The ultimate maturities of these issues will depend on the treasury yields for specific maturities and the respective spreads above treasury yields which must be paid by NFGC, as well as the maturity schedule of the Parent's existing debt. Interest rates will be determined by the market at the time of the sale, and will generally reflect then current market spreads above treasury issues of comparable maturity for similarly-rated companies.

                    With the proceeds from the new debt issue, the Parent proposes to lend an amount up to $200 million to Distribution in exchange for unsecured notes. These promissory notes issued to NFGC by Distribution will have the same maturities as the debentures and/or Medium Term Notes (MTNs), and will bear interest at the effective interest cost of the debentures and/or MTNs. However, because the debt component of Distribution's rate of return authorization is derived from the Parent's capitalization, the Order requires Distribution to provide statements detailing the costs of the notes issued by the Parent within one month from the time they are issued, and to submit a comparison of NFGC's debentures and/or MTNs to similarly-rated issues during that period.

          Use of Proceeds
          ---------------

                    Distribution proposes to use the proceeds of the issuance to refinance maturing long-term debt, to finance future construction expenditures, and to repay short-term debt. In 1997 Distribution has $7 million of long-term debt maturing, while in 1999 there is $50 million of long-term debt maturing.

                    As illustrated in Appendix A, Distribution estimates its construction expenditures during calendar years 1997, 1998 and 1999 combined to be approximately $175 million. Distribution's petition cites the need to repay $186.2 million in short-term debt during those three years with proceeds of this issuance. However, Distribution's short-term debt balance as of March 31, 1997 was only $82.6 million. Since only existing short-term debt may be used as a need for financing, Distribution has shown a need to refinance only $82.6 million in short-term debt. This difference does not affect Distribution's need for the requested $200 million, however.

                    A summary of staff's analysis of Distribution's need for external financing is shown in Appendix B. As Appendix B shows, Distribution has shown a need for the requested $200 million in external financing. Staff's analysis (Appendix B) differs from Distribution's analysis (Appendix A) in two ways. First, as was discussed above, only $82.6 million of short-term debt is considered in staff's analysis. Second, as is Commission practice, staff's analysis omits net income as a source of funds.

          Reimbursement Margin
          --------------------

                    Distribution claims a revised historical reimbursement margin of $259.5 million as of September 30, 1996, to which staff has made minor adjustments. Appendix C shows Distribution's reimbursement margin calculation and Staff's adjustments to the historical margin. Staff has calculated a historical reimbursement margin of $259.2 million, which provides a sufficient basis for the $200 million financing request.

          Costs and Expenses
          ------------------

                    We anticipate there will be no costs and expenses attributable solely to the proposed issue of promissory notes by Distribution. However, the costs incurred by NFGC in issuing debentures and/or MTNs (the proceeds of which are then lent to Distribution) are expected to be incorporated into the interest rate that Distribution pays to NFGC. The reasonableness of the costs and expenses will be evaluated in the context of Distribution's next rate proceeding. Currently, Distribution is subject to a price cap agreement which expires on September 30, 1998.

          Financial Statistics
          --------------------

                    Distribution's balance sheet as of September 30, 1996 and income statement for the 12 months ended September 30, 1996 are attached as Appendices D and E, respectively. The market price of NFGC's common stock at May 26, 1997 was $42.00, approximately 181% of current book value. Earnings for the twelve months ended March 31, 1997 were $2.94 per share, for a return on common equity of 12.9%. The current dividend is $1.68 and the payout ratio is 57%.

                    NFGC's senior debt is rated "A-" by Standard & Poor's Corporation and "A2" by Moody's Investor Service. Based on NFGC's earnings for the 12 months ended September 30, 1996, pretax interest coverage is approximately 2.5 times.

          Derivative Transactions
          -----------------------

                    Distribution has requested authority to enter into up to $350 million of derivative transactions. These transactions would take place during the 24-month period beginning on the date of this Order. This request is identical to the request approved in Case 95-G-OO90.

                    Derivative transactions are so named because their value is derived from an underlying asset or index. For example, one type of derivative transaction is where Distribution might agree to pay another party (the "counterparty") a fixed amount every six months in exchange for the counterparty paying Distribution an amount that changes in relation to a U.S. treasury bill index. Such a transaction, called an interest rate swap, would allow Distribution to turn existing floating rate debt into fixed rate debt (by paying the fixed amount to the counterparty and passing along the variable amount received from the counterparty on to the holders of the variable rate debt). Distribution would enter into such a transaction if it thought that interest costs could be lowered in this way.

                    The provisions of Distribution's derivatives include several precautions to prevent the transactions from causing extensive losses. For instance, the transactions must be directly related to Distribution's debt and they may be entered into only with banks with a certain minimum credit rating. Despite these safeguards, there are certain risks involved (for instance, the default of a counterparty). Distribution's petition has stipulated that the gain or loss due to derivative transactions will be borne by shareholders. Staff agrees with this stipulation, especially given that the company is inexperienced with derivatives.

                    While this treatment for handling derivative transactions will produce a slightly more complicated method of calculating debt cost, it allows Distribution the flexibility they desire and allows management to gain experience in derivative transactions while simultaneously protecting ratepayers from any missteps of management.

                    For additional background on derivatives, Appendix F provides a detailed description of the reasons for using derivative transactions, the precautions found in Distribution's petition, a description of interest rate swaps and the risks involved in derivative transactions, and the proposed rate treatment of the derivative transactions.

           Conclusion and Recommendation
           -----------------------------

                    The Company has shown both a need for the proceeds of the promissory notes and a basis for the financing. We recommend, therefore, that Distribution be authorized to issue up to $200 million in promissory notes, subject to the conditions of the Order.

                    Distribution has sufficiently demonstrated the value of being allowed to assume the costs and benefits of the derivative transactions outlined in its petition. The petition strikes a balance between granting management flexibility in controlling interest rate cost and risk, while taking precautions to ensure that significant losses are not likely to occur. Although these transactions carry with them risks that are beyond those of traditional debt, ratepayers will be safeguarded by ascribing both the loss and benefit of such transactions to Distribution's shareholders. Therefore, we recommend that Distribution be authorized to enter into these transactions, subject to the conditions of the Order.


                                        Respectfully submitted,

                                        /s/ Jeffrey S. Hogan
                                        --------------------------------
                                        JEFFREY S. HOGAN
                                        Senior Utility Financial Analyst


          Approved:


          /s/ Charles M. Dickson
          ------------------------
          CHARLES M. DICKSON
          Chief, Accounting and Finance

     CASE 97-G-0496
                                                            Appendix A

                      NATIONAL FUEL GAS DISTRIBUTION CORPORATION
                      ------------------------------------------
                          FUNDS REQUIRED AND SOURCE OF FUNDS
                          ----------------------------------
                               CALENDAR YEARS 1997-1999
                               ------------------------
                                    ($000 OMITTED)
                                    --------------


                                                     1997                1998
                                                     ----                ----

     FUNDS REQUIRED
     --------------
        Construction Expenditures                $ 61,015            $ 57,679

        Other Long-Term Debt                           36                  40

     Notes Payable-Associated Companies
        Note Maturing 11/05/97 (6.54%)              7,000                   -

        Note Maturing 3/01/99 (5.72%)                   -                   -
     Payment and Discharge of Short-Term          102,815              70,312
     Notes Payable-Associated Companies          --------            --------

          Total Funds Required                   $170,866            $128,031
                                                 ========            ========

     SOURCE OF FUNDS
     ---------------

        Depreciation Accruals                    $ 34,905            $ 36,564

        Deferred Taxes                              4,446               1,607

        Salvage Less Cost of Removal               (2,218)             (2,285)

        Net Income and Treasury Funds              33,733              42,145

        Financing 1997                            100,000                   -

        Financing 1998                                  -              50,000

        Financing 1999                                  -                   -
                                                 --------            --------

        Total Sources of Funds                   $170,866            $128,031
                                                 ========            ========


                                                                   1997-1999
                                                     1999            Total
                                                     ----          ---------

      FUNDS REQUIRED
      --------------
         Construction Expenditures               $ 56,391           $175,085

         Other Long-Term Debt                          43                119

      Notes Payable-Associated Companies
         Note Maturing 11/05/97 (6.54%)                 -              7,000

         Note Maturing 3/01/99 (5.72%)             50,000             50,000

      Payment and Discharge of Short-
      Term Notes Payable-Associated                13,100            186,227
      Companies                                  --------           --------

           Total Funds Required                  $119,534           $418,431
                                                 ========           ========

      SOURCE OF FUNDS
      ---------------
         Depreciation Accruals                    $38,190           $109,659

         Deferred Taxes                             2,987              9,040

         Salvage Less Cost of Removal              (2,353)            (6,856)

         Net Income and Treasury Funds             30,710            106,588

         Financing 1997                                 -            100,000

         Financing 1998                                 -             50,000

         Financing 1999                            50,000             50,000
                                                 --------           --------

         Total Sources of Funds                  $119,534           $418,431
                                                 ========           ========

     CASE 97-G-0496
                                                            Appendix B


                      National Fuel Gas Distribution Corporation
                           Staff Needs Analysis (1997-1999)
                                    ($000 Omitted)


     3/31/97 Short-Term Debt Balance:                                   $ 82,600
     Funds Required:
     --------------
     1997
     ----
     Construction Expenditures                         61,015
     Other Long-Term Debt                                  36
     Notes Payable                                      7,000
                                                      -------
        Total 1997 Funds Required                      68,051
      1998
      ----
     Construction Expenditures                         57,679

     Other Long-Term Debt                                  40
                                                      -------
        Total 1998 Funds Required                      57,719
     1999
     ----
     Construction Expenditures                         56,391
     Other Long-Term Debt                                  43
     Notes Payable                                     50,000
                                                      -------
        Total 1999 Funds Required                     106,434
     Funds Required (1997-1999)                                          232,204
                                                                        --------
     Short-Term Debt and Funds Required                                 $314,804

     Less Internally Generated Funds:
     1997
     ----
     Depreciation Accruals                           $ 34,905
     Deferred Taxes                                     4,446
     Salvage Less Cost of Removal                      (2,218)
                                                     --------
        Total 1997 Internally Generated Funds          37,133
     1998
     ----
     Depreciation Accruals                             36,564
     Deferred Taxes                                     1,607
     Salvage Less Cost of Removal                      (2,285)
                                                     --------
        Total 1998 Internally Generated Funds          35,886
     1999
     ----
     Depreciation Accruals                             38,190
     Deferred Taxes                                     2,987
     Salvage Less Cost of Removal                      (2,353)
                                                     --------
        Total 1999 Internally Generated Funds          38,824
     Total Internally Generated Funds                                   $111,843
                                                                        --------

     External Financing Needs:
     (ST Debt + Funds Required - Internally                             $202,961
     Gen. Funds)                                                        ========

     CASE 97-G-0496
                                                            Appendix C


                      National Fuel Gas Distribution Corporation
                                 Reimbursement Margin
                              Through September 30, 1996


                            Company         Adj.    Staff         Staff
                            Margin          No.     Adjustment    Margin
                            -------         ---     -----------   ------

     Reimbursement Margin-   $209,559,397    (1)    ($312,603)    $209,246,794
        Case 95-G-0090
        September 30, 1994

     FUNDS EXPENDED
     --------------
     Additions to             122,392,145                   0      122,392,145
        Utility Plant
     Net Change in CWIP           331,177                   0          331,177
     Payment and Discharge
        of Notes:
        From Associated                 0                   0                0
           Companies
        Other Long-Term Debt       66,520                   0           66,520
     Redemption of Notes       94,000,000                   0       94,000,000
        Payable
     Premium on Redemption              0                   0                0
        of Notes Payable      -----------            --------     ------------

          Total Funds         216,789,842                   0      216,789,842
             Expended        ------------                         ------------

     SOURCE OF FUNDS
     ---------------
     Depreciation Accruals     61,545,925                   0       61,545,925
     Salvage                      427,633                   0          427,633
     Cost of Removal           (5,547,066)                  0       (5,547,066)
     Net Change in RWIP        (1,082,514)                  0       (1,082,514)
     Net Transfers/                12,129                   0           12,129
        Adjustments
     Normalization of Accel    15,494,720                   0       15,494,720
        Deprec
     Normal of ITC             (1,300,233)                  0       (1,300,233)
     Def. Tax - Premium on     (1,046,810)                  0       (1,046,810)
        Reacquired Debt
     Def. Tax - Uniform        (4,927,446)                  0       (4,927,446)
        Cap. Adj.
     Amort of Premium on        2,990,886                   0        2,990,886
        Reacq. Debt
     Customer Advances for        282,734                   0          282,734
        Construction
     Advances from            100,000,000                   0      100,000,000
        Associated Companies ------------            --------     ------------

        Total Source of       166,849,958                   0      166,849,958
           Funds             ------------            --------     ------------

     Reimbs. Margin at       $259,499,281           ($312,603)    $259,186,678
        September 30, 1996   ============            ========     ============

     CASE 97-G-0496
                                                            Appendix D
                                                            Page 1 of 2


                      National Fuel Gas Distribution Corporation
                                 Reimbursement Margin
                              Through September 30, 1996

     ASSETS AND OTHER DEBITS
     -----------------------

     Utility Plant
     -------------
       Utility Plant                                    $1,138,852,743

       Less: Accumulated Provision for Depreciation,
       Amortization and Depletion                         (283,771,333)
                                                        --------------
        Total Net Utility Plant                            855,081,410
                                                        --------------

     Other Property and Investments
     ------------------------------
       Non-Utility Property                                     82,344

       Less: Accumulated Provision for Depreciation,            (2,207)
       and Amortization

       Other Investments                                         1,088
       Other Special Funds                                   9,104,916
                                                        --------------

        Total Other Property and Investments                 9,186,141
                                                        --------------


     Current and Accrued Assets
     --------------------------
       Cash                                                  3,380,521

       Working Funds                                           658,800

       Accounts Receivable                                  71,730,793

       Less: Accumulated Provision for Uncollectable        (6,708,329)
       Accounts

       Accounts Receivable from Associated Companies         9,127,317

       Materials and Supplies                                7,702,569

       Gas Stored Underground-Current                       34,727,086

       Prepayments                                          17,539,466

       Interest and Dividends Receivable                       163,660

       Accrued Utility Revenues                             20,777,555
                                                        --------------
        Total Current and Accrued Assets                   159,099,438
                                                        --------------


     Deferred Debits
     ---------------
       Preliminary Survey and Investigation Charges            213,429

       Clearing Accounts                                      (731,270)

       Miscellaneous Deferred Debits                       140,315,840

       Investment in Research and Development                   59,239

       Accumulated Deferred Income Taxes                        31,005
                                                        --------------

        Total Deferred Debits                              139,888,243
                                                        --------------

        Total Assets and Other Debits                   $1,163,255,232
                                                        ==============

     LIABILITIES AND OTHER CREDITS
     -----------------------------

     Proprietary Capital
     -------------------
       Common Stock Issued                                  59,170,600

       Premium on Capital Stock                                 68,500

       Other Paid-ln Capital                               121,599,684

       Retained Earnings                                   219,745,767
                                                          ------------
        Total Proprietary Capital                          400,584,551
                                                          ------------

     Long-Term Debt
     --------------
       Advances from Associated Companies                  326,000,000

       Other Long-Term Debt                                    430,285
                                                           -----------
        Total Long-Term Debt                               326,430,285


     Current and Accrued Liabilities
     -------------------------------
       Accounts Payable                                     39,147,736

       Notes Payable to Associated Companies               114,000,000

       Accounts Payable to Associated Companies             13,539,610

       Customer Deposits                                     4,287,077

       Taxes Accrued                                        11,327,244

       Interest Accrued                                        (27,059)

       Dividends Declared                                    9,106,000

       Tax Collections Payable                               1,482,568

       Miscellaneous Current and Accrued Liabilities        26,627,879
                                                          ------------
        Total Current and Accrued Liabilities              219,491,055
                                                          ------------

     DEFERRED CREDITS
     ----------------

       Customer Advances for Construction                    1,643,713

       Other Deferred Credits                               44,272,249

       Accumulated Deferred Investment Tax Credits          12,310,895

       Accumulated Deferred Income Taxes - Liberalized      84,032,749
       Depreciation

       Accumulated Deferred Income Taxes - Other            64,155,063
                                                          ------------
        Total Deferred Credits                             206,414,669
                                                          ------------

     OPERATING RESERVES
     ------------------

       Injury and Damages and OPEB and Pension Reserves      4,664,940

       Pensions and Benefits Reserves                        5,669,732
                                                        --------------
        Total Operating Reserves                            10,334,672
                                                        --------------
        Total Liabilities and Other Credits             $1,163,255,232
                                                        ==============

                                                            Appendix E
                                                            Page 2 of 2


                      National Fuel Gas Distribution Corporation
                                   Income Statement
                    For the Twelve Months Ended September 30, 1996


     Utility Operating Income
     ------------------------

     Operating Revenues                                   $954,325,687
     ------------------                                   ------------


     Operating Expenses
     ------------------
       Operating Expense                                   702,774,493

       Maintenance Expense                                  17,878,602

       Depreciation Expense                                 31,491,117

       Taxes Other Than Income Taxes                        85,947,339

       Income Taxes                                         32,013,962
                                                          ------------
        Total Operation Expenses                           870,105,513
                                                          ------------

        Total Utility Operating Income                      84,220,174
                                                          ------------


     Other Income
     ------------
       Income from Merchandising, Jobbing and Contract          45,979
       Work

       Nonoperating Rental Income                                2,100

       Interest and Dividend Income                            314,276

       Allowance for Funds Used During Construction            278,126

       Miscellaneous Nonoperating Income                        10,869
                                                             ---------
        Total Other Income                                     651,350
                                                             ---------


     Other Income Deductions
     -----------------------
       Loss on Disposition of Property                             676

       Miscellaneous Income Deductions                         961,800
                                                           -----------
        Total Other Income Deductions                          962,476
                                                           -----------

     Taxes - Other Income and Deductions
     -----------------------------------
       Taxes Other Than Income Taxes                            14,540

       Income Taxes                                           (784,981)
                                                            ----------
        Total Taxes - Other Income and Deductions             (770,441)
                                                            ----------

        Net Other Income and Deductions                        459,315


     Interest Charges
     ----------------
       Amortization of Debt Discount and Expense             1,495,443

       Interest on Debt to Associated Companies             26,794,751

       Other Interest Expense                                5,154,194
                                                          ------------
        Total Interest Charges                              33,444,388
                                                          ------------

     Net Income                                            $51,235,101
     ----------                                           ============

          CASE 97-G-0496                                    APPENDIX F
                                                            Page 1 of 6



          Reasons for the Derivative Transactions
          ---------------------------------------

             One type of derivative product commonly used in the financial world today is interest rate swaps. Interest rate swaps can produce interest cost savings by exchanging variable rate debt for fixed rate debt and/or fixed rate debt for variable rate debt. Distribution claims that having authority to enter into these transactions will allow its management new tools for reducing interest costs, as well as the ability to manage

          interest rate risk. Such financial instruments allow management to take immediate advantage of opportunities arising in the credit market, rather than having to await regulatory approvals.

             In addition, Distribution may also have the opportunity to refund debt in a more cost efficient manner, even effectively refunding debt before such debt is callable. For instance, in

          1994, Orange and Rockland Utilities, Inc. used an interest rate swap in conjunction with variable rate bonds to obtain fixed rate debt on favorable terms to refinance outstanding debt.

          Precautions of the Derivative Transactions
          ------------------------------------------

             While there are varied types of derivative transactions, the type of contracts proposed in Distribution's supplemental

          petition and outlined more fully in NFGC's Form U-l filing with the Securities and Exchange Commission (SEC) (Schedule J in

          Distribution's petition) are straightforward and relatively safe.

          Distribution has built precautions into its proposal which are meant to avoid the possibility that there could be large-scale losses due to the derivative transactions.

             First, Distribution has pledged that its derivative

          transactions will not be "leveraged". This simply means that what the parties of the contract are required to pay will not change any faster than the precise change in the short-term debt index specified in the-contract. This prevents a modest change in interest rates from causing an unexpectedly large payment.

             Second, Distribution has stated that all of the derivative transactions will be "hedged". In other words, the transactions will be directly related to Distribution's outstanding long- or short-term debt and will not be used as speculative bets on the direction of interest rates.

             In addition to the above precautions, NFGC will not enter into any swap transaction with a party unless that party meets minimum credit rating requirements. This provides some assurance against a counterparty, for instance a bank, defaulting on its end of the contract. Further, the derivative transactions are

          non-assignable, meaning that the counterparty can not later assign its obligation under the derivative contact to another party.

             Furthermore, staff will be monitoring all swap transactions.

          We recommend that the Order require Distribution to supply the

          Department with the same information NFGC must supply to the

          Securities and Exchange Commission (SEC) for any transaction entered into under this Order. Distribution will also provide information on what the cost of "traditional" debt would have been if not for the derivative transaction. This hypothetical debt rate will be used in the ratemaking process to determine what interest costs will be recovered in rates.

             Finally, if the derivative transactions are used to refinance existing debt, Distribution will be required to demonstrate these savings, as our current practice requires. While staff will be reviewing the savings of any refinancing after the refinancing has taken place, this will allow Distribution to respond rapidly to changes in the credit market. Staff will maintain its

          oversight of such transactions, and if necessary address any concerns in a rate proceeding.

          Description of Interest Rate Swaps
          ----------------------------------

             Interest rate swaps are relatively straightforward

          instruments. In Distribution's case, there is a contract between

          NFGC and a bank to exchange interest payments for a set amount of time. One party pays a fixed amount while the other pays a floating rate based on a short-term debt index. No additional debt is created, and no principal is exchanged. Distribution would still have "traditional" debt outstanding. The "notional"

          amount of the derivative transactions will be equal to the amount of debt to which the derivative is directly related. This allows

          Distribution to change a variable rate note into a fixed rate one and change a fixed rate note into a variable rate one.

             For instance, NFGC might issue a floating rate note whose

          interest rate fluctuates in accordance with some index, such as

          Treasury bills. NFGC could then enter into a contract in which a counterparty agrees to pay NFGC an amount exactly equal to the sum NFGC pays on the variable debt. In exchange, NFGC would pay the bank a fixed amount each period. In this way, NFGC has created virtual fixed rate debt. Depending on the length of the swap agreement, NFGC could convert its floating rate debt into fixed rate debt for all or part of the term of the underlying variable rate debt. Distribution has stated that it would assume the responsibility of such a transaction from NFGC if there is a sufficient interest cost savings relative to a traditional fixed rate debt issue. Such savings are occasionally possible when market differences between short term and long term debt rates can be exploited.

             NFGC could also use interest rate swaps to convert fixed-rate debt to floating rate debt by agreeing to receive a fixed payment from the bank equal to its debt cost for a particular fixed-rate debt issue and paying the bank a variable amount. While

          Distribution has historically relied on fixed-rate medium- and long-term debt, such an interest rate swap would be

          considered by Distribution's management.

             Distribution has also requested approval to enter into

          derivative transactions called "caps" and "floors". These common transactions allow management to guard against the risks

          associated with variable rate debt by creating maximum and minimum possible interest rates.

          Risks and Rate Treatment of the Transactions
          --------------------------------------------

             While the derivative transactions are structured to minimize potential losses, there are risks attendant with these

          transactions which are beyond those associated with traditional debt. However, these risks are an unavoidable trade-off for the opportunity to garner lower interest costs. For instance, under some possible derivative transactions, a change in NFGC's credit rating could result in higher fixed interest costs for

          outstanding debt issues. In addition, unexpected interest rate changes may lead Distribution to terminate its derivative

          contract. The costs of such a move could be substantial.

             Staff has conducted an analysis of what the possible costs and benefits of these transactions might be. While it is difficult to quantify the possible costs of interest rate swaps because of the fact that they are dependent on such things as future interest rate movements, some conclusions can be drawn.

             In situations where Distribution is paying the fixed-rate

          portion of a swap, the benefit of such a transaction is the difference between what Distribution's overall fixed cost is compared to what the fixed cost of a traditional debt issue would have been. This will typically be anywhere from a few basis points to perhaps 20 basis points. One cost of such a transaction would be the amount Distribution would have to pay to terminate the swap contract. It is not expected that such costs would be substantially higher than the cost of call premiums on

          traditional debt, perhaps equal to as much as 10 percent of the outstanding principal of the underlying debt issue.

             As for interest rate swaps where Distribution is paying the floating-rate, the costs to terminate the swap could be

          extensive. The amount would depend on how high the floating rate is, the outlook for interest rates, and the term remaining on the swap contract. While the "worst case" scenario would be

          Distribution having a substantial amount of long-term, floating-

          rate debt when interest rates spike upwards unexpectedly, this scenario is very unlikely. In addition, such a capital structure would be imprudent for a utility. Distribution's management has stated that it would most likely use this strategy with a maximum term of a few years and when the yield curve is conducive to such a strategy. In addition, Distribution could use the

          "caps" and "floors" mentioned earlier to limit interest rate risk.  In such scenarios, it can be expected that termination costs will not greatly exceed standard call premiums.

             Though these risks are acceptable for Distribution to take if management feels they are outweighed by the interest cost

          savings, such risks should not fall on ratepayers.  Therefore,

          the Order requires the additional risk to be filtered out during the ratemaking process by having NFGC's shareholders assume both the benefits and the costs of these transactions.

             This protection of ratepayers will be achieved in future rate proceedings by applying a debt cost rate which is equal to what the "traditional" debt cost would have been (as reported by

          Distribution at the commencement of the transactions and reviewed by staff).  Currently, the Commission approves the authority of

          Distribution to issue debt.  The terms of this debt are then reviewed by staff after it has been issued.  Any concerns with such terms can be raised in the next rate proceeding.  In rate proceedings, staff uses actual debt costs for fixed-rate debt and forecasted rates for variable-rate debt to calculate what level of interest costs will be recovered in rates.  With derivative transactions, staff will continue to monitor what debt is issued and will review the swaps which are entered into.  However, in rate cases, staff will impute what the rate on traditional debt would have been had Distribution not used derivatives rather than the overall interest cost which is actually paid through the derivative transaction.

             In addition to applying what the interest rate would have been with traditional debt in a rate proceeding, staff will also assume that reasonable call provisions would have been built into the traditional debt.  If, at a later date, such debt would have been reasonably refinanced, staff will impute such a refinancing in a rate proceeding.  In this way, ratepayers are insulated from the affect of Distribution's use of derivatives.